December 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Komul Chaundhry– Office of Structured Finance
Arthur Sandel – Office of Structured Finance

Re:	Union Electric Company Ameren Missouri Securitization Funding I, LLC Registration Statement on Form SF-1 Filed November 15, 2024 File Nos. 333-282616 and 333-282616-01

Dear Ms. Chaundhry and Mr. Sandel:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as the underwriters, hereby join the request of Union Electric Company and Ameren Missouri Securitization Funding I, LLC that the effective date of the Registration Statement be accelerated so that the same will become effective at 9:00 a.m. Eastern Time on December 6, 2024, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: November 15, 2024

(ii)	Anticipated dates of distribution: December 4, 2024 – December 20, 2024

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter who is reasonably anticipated to participate in the distribution of the securities as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

Goldman Sachs & Co. LLC

By:	/s/ John Greenwood
Name:	John Greenwood
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Vincent Cimino
Name:	Vincent Cimino
Title:	Managing Director

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request